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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall & Company Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Town Square Blvd Ste 310A
(No. and Street)

Asheville (City) NC (State) 28803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Wall 828-651-9617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Company PA
(Name – *if individual, state last, first, middle name*)

32 Orange St (Address) Asheville (City) NC (State) 28801 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 4 2008
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SEC Mail Processing Section
JUL 01 2008
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall & Company Securities Inc, as of June 24, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL AND COMPANY SECURITIES, INC

Financial Statements
and
Supplementary Schedule

For the Year Ended
March 31,2008

WALL AND COMPANY SECURITIES, INC.

Table of Contents

March 31, 2008

32 Orange Street
Asheville, NC 28801
828.281.3161
828.281.3164

GablerMolis COMPANY, PA
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2008, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GablerMolis & Company, PA
Asheville, North Carolina
May 30, 2008

Gabler Molis & Company, PA

WALL AND COMPANY SECURITIES, INC.
Statement of Financial Condition
March 31, 2008

Assets

Current assets:		
Cash	$	7,714
Total current assets		7,714
Other assets:		
Securities owned, at market value		7,871
Total other assets		7,871
Total assets	$	15,585

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	-
Total current liabilities		-
Stockholder's equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid in capital		96,000
Retained deficit		(81,415)
Total stockholder's equity		15,585
Total liabilities and stockholder's equity	$	15,585

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Operations

For the Year Ended March 31, 2008

Revenues:		
Commissions	$	135,939
Interest		2,941
FINRA payment		35,000
Other		20,489
Total revenues		194,369
Expenses:		
Management fees		71,561
Professional services		8,070
Dues and subscriptions		8,025
Other		867
Total expenses		88,523
Net income	$	105,846

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Stockholders' Equity

For the Year Ended March 31, 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2007	1,000	$ 1,000	$ 96,000	$ 245,910	$ 342,910
Distributions	-	-	-	(433,171)	(433,171)
Net income	-	-	-	105,846	105,846
Balance at March 31, 2008	1,000	$ 1,000	$ 96,000	$ (81,415)	$ 15,585

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended March 31, 2008

Balance, March 31, 2007	$	-
Additions		-
Balance, March 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operating activities:		
Net income	$	105,846
Changes in operating assets and liabilities:		
Securities owned		252,358
Accounts payable		(7,656)
Net cash used by operating activities		350,548
Cash flows from investing activities:		
Net repayments from related party		78,219
Cash flows from financing activities:		
Stockholder distributions		(433,171)
Net decrease in cash		(4,404)
Cash, beginning of year		12,118
Cash, end of year	$	7,714

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of individual customer accounts in Western North Carolina.

The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $7,900 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at financial institutions with a maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned

Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of operations.

Note 1 - Summary of Significant Accounting Policies – (continued)

Income Taxes

The Company has elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax return; therefore, no liability for income taxes has been provided in the financial statements.

Note 2 - Related Party Transactions

The Company pays a related party, W. Wall and Company, Inc., management fees in accordance with a management fee agreement. The related party is to provide management and administrative services and office space to the Company as defined in the agreement. The Company monitors annual expenses to ensure the percentage paid is calculated correctly. The amount expensed under this agreement for the year ended March 31, 2008 was $71,561.

Note 3 - Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2008, the Company's net capital was approximately $15,274 which was approximately $10,274, above its minimum requirement of $5,000.

Note 4 - Off-Balance Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

WALL AND COMPANY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2008

Net capital:		
Total stockholder's equity	$	15,585
Deduct nonallowable assets:		
Due from related party		-
Net capital before haircuts		15,585
Haircuts on securities and money market fund		311
Net capital	$	15,274
Total aggregate indebtedness	$	-
Computation of basic net capital requirement, minimum net capital required (greater of 6.67% of aggregate indebtedness or $5,000 minimum dollar net capital)	$	5,000
Excess net capital	$	10,274
Net capital previously reported by broker-dealer, March 31, 2008	$	10,274
Less: Increase for audited accounts payable		-
Net adjustment		-
Audited net capital	$	10,274

See Independent Auditors' Report.

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
828.281.3161
828.281.3164

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Wall and Company Securities, Inc. (the "Company") for the year ended March 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2008.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

* * * * * *

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gabler Molis + Company, PA

GablerMolis & Company, PA
Asheville, North Carolina
May 30, 2008

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
828.281.3161
828.281.3164

To the Management and Stockholders
Wall and Company Securities, Inc.
2 Town Square Blvd. Suite 310A
Asheville, North Carolina 28803

In planning and performing our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Wall and Company Securities, Inc. internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be significant deficiency.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors

arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

* * * * * * * * *

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Gabler Molis & Company, PA

GablerMolis & Company, PA
Asheville, North Carolina
May 30, 2008

END